Filed pursuant to Rule 433

Registration Statement 333-202178

Relating to Preliminary Prospectus Supplement dated March 10, 2016

Republic of Panama

U.S.$1,000,000,000 3.875% Global Bonds due 2028

March 10, 2016

Final Term Sheet

Issuer:	Republic of Panama (“Panama”)

Transaction:	3.875% Global Bonds due 2028 (“global bonds”)

Distribution:	SEC Registered

Amount Issued:	U.S.$1,000,000,000 aggregate principal amount

Coupon:	3.875% (30/360 day count basis)

Maturity:	March 17, 2028

Offering Price:	99.015% of principal amount plus accrued interest, if any, from March 17, 2016

Gross Proceeds to the Issuer (before expenses):	U.S.$990,150,000

Yield to Maturity:	3.979%

Spread to Benchmark Treasury:	205 basis points

Benchmark Treasury:	1.625% due February 15, 2026

Benchmark Treasury Price and Yield:	97-08+ / 1.929%

Listing and Trading:	Application will be made to list the global bonds on the Official List of the Luxembourg Stock Exchange and to have the global bonds admitted to trading on the Euro MTF Market.

Optional Redemption:	Prior to December 17, 2027 (three months prior to the maturity date of the global bonds), Panama will have the right at its option, upon giving not less than 30 days’ nor more than 60 days’ notice to the holders (with a copy to the fiscal agent, The Bank of New York Mellon) to redeem the global bonds, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the global bonds being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the global bonds being redeemed (excluding the portion of any such interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined in the preliminary prospectus supplement), plus 30 basis points, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date.

At any time on or after December 17, 2027 (three months prior to the maturity date of the global bonds), the global bonds will be redeemable, in whole or in part at any time and from time to time, at Panama’s option, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the global bonds to be redeemed, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the date of redemption.

Underwriting Fee:	0.05%

Form:	Book-Entry Only, registered in the name of Cede & Co., as the nominee of DTC.

Denominations:	U.S.$ 200,000 and integral multiples of U.S.$ 1,000 in excess thereof.

Interest Payment Dates:	September 17 and March 17

First Coupon Payment Date:	September 17, 2016

Settlement:	March 17, 2016 (T + 5)

CUSIP/ISIN	698299 BF0/US698299BF03

Under the terms and subject to the conditions contained in an Underwriting Agreement incorporated by reference in the Terms Agreement, dated March 10, 2016, Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC as the underwriters have agreed to purchase and the Republic of Panama has agreed to sell to the underwriters, the principal amount of the global bonds indicated below:

Underwriters:

Credit Suisse Securities (USA) LLC	U.S. $ 500,000,000

Morgan Stanley & Co. LLC	U.S.$ 500,000,000

Total	U.S.$ 1,000,000,000

A preliminary prospectus supplement of the Republic of Panama accompanies the free-writing prospectus and is available from the SEC’s website at http://www.sec.gov/Archives/edgar/data/76027/000119312516499285/d158474d424b3.htm.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling, toll-free, Credit Suisse Securities (USA) LLC. at 1-800-221-1037 or Morgan Stanley & Co. LLC at 1-800-624-1808.

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